Exhibit 99.1

eHi Car Services Announces Shareholders’ Approval of Merger Agreement

Shanghai, China, April 8, 2019 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today announced that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated February 18, 2019, among the Company, Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 75.60% of the Company’s total outstanding ordinary shares, representing approximately 94.42% voting rights of the Company entitled to vote at the extraordinary general meeting, voted in person or by proxy at today’s extraordinary general meeting. Of those voting rights, approximately 98.98% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and any and all transactions contemplated by the Merger Agreement, including the Merger. This represents approximately 93.46% of the total voting power of the Company’s shares that are issued and outstanding, and approximately 55.45% of the total number of the Company’s Class A common shares, par value US$0.001 per share (each, a “Class A Share”), that are issued and outstanding, that were voted at today’s extraordinary general meeting in favor of the proposal to authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

The parties currently expect to complete the Merger within the month, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when completed, the Merger will result in the Company becoming a privately-held company and the American depositary shares of the Company (each representing two Class A Shares) (“ADSs”) will no longer be listed on the New York Stock Exchange. In addition, the ADSs and the Class A Shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China to the brands Enterprise Rent-A-Car, National Car Rental and Alamo Rent A Car owned by Enterprise Holdings, Inc., the largest car rental provider in the world. Enterprise Holdings, Inc. is owned by The Crawford Group, Inc. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the possibility that various closing conditions to the Merger may not be satisfied or waived and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn